December 9, 2022 Via Edgar Transmission Mr. Thomas Jones Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd. (The “Company”) Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted November 23, 2022 CIK No. 0001897532

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 5, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 7 to Draft Registration Statement on Form F-1 submitted November 23, 2022

Compensation of Directors and Executive Officers, page 94

1.

Please update your compensation disclosure for your recently completed fiscal year ended September 30, 2022.

Response: We respectfully advise the Staff that we have updated the compensation disclosure on page 94 for the fiscal year ended September 30, 2022.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com